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THORP REED &                                      PRISCILLA S. JOHNSON
ARMSTRONG                                         Direct Dial 412 394 2476
                                                  Email: pjohnson@thorpreed.com


ATTORNEYS AT LAW SINCE 1895


By EDGAR Transmission                                          October 22, 1996
and Telecopier


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Attention: Mr. Timothy Williams

Re:  PDG Remediation, Inc. - Request for Withdrawal of
     Registration Statement on Form S-3 (File No. 33-304687)


Ladies and Gentlemen:

Attached for filing on behalf of PDG Remediation, Inc., a Pennsylvania corporation (the "Company"), is a request by the Company for the withdrawal of a Registration Statement on Form S-3 (File No. 33-304687) filed on May 29, 1996.

Please do not hesitate to contact me if you have any questions or comments.


                                                    Very truly yours,

                                                    /s/ PRISCILLA S. JOHNSON
                                                    -------------------------
                                                        Priscilla S. Johnson


PSJ/dm/282331
Attachment

cc:  John M. Musacchio (with attachment)
     Richard D. Rose, Esq. (with attachment)


One Riverfront Center
Pittsburgh, PA 15222-4895
412 394 7711
412 394 2555 Fax


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[LOGO]

PDG ENVIRONMENTAL SERVICES, INC.

                                  300 Oxford Drive * Monroeville, PA 15146-2343
                                                412-856-6100 * FAX 412-856-6057


October 21, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:

        RE:  PDG REMEDIATION, INC. - REQUEST FOR WITHDRAWAL OF
             REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 33-304687)

In accordance with Securities Act Rule 477, PDG Remediation, Inc., a Pennsylvania corporation (the "Company"), hereby applies for the withdrawal of a Registration Statement on Form S-3 (File No. 33-304687) filed on behalf of the Company on May 29, 1996. The basis for this application for withdrawal is that PDG Environmental, Inc. (the "Selling Shareholder"), the owner of the shares of common stock of the Company proposed to be registered, has elected not to proceed with the proposed plan of distribution described in the prospectus included in the Registration Statement under the heading "Plan of Distribution." The Selling Shareholder has instead agreed to sell its shares to a single purchaser in a private transaction. The Company understands that the fee paid upon the filing of the Registration Statement with the Commission will not be returned.

The Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement for the reasons set forth above.


Very truly yours,

/s/ John M. Musacchio
---------------------
    John M. Musacchio

President